DLA Piper LLP (US) 441 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2240

April 7, 2016
VIA EDGAR

Ms. Sonia Barros, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Diversified Property Fund Inc. Post-Effective Amendment No. 3 to Registration Statement on Form S-11 Filed April 7, 2016 File No. 333-197767

Dear Ms. Barros:

On behalf of our client, Dividend Capital Diversified Property Fund, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Post-Effective Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Post-Effective Amendment No. 3”). The Company is filing Post-Effective Amendment No. 3 in order to comply with Section 10(a)(3) of the Securities Act.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh
Partner

cc: M. Kirk Scott